Sierra Wireless Reports Third Quarter 2015 Results

•	Revenue of $154.6 million, an increase of 7.9% compared to Q3 2014

•	Non-GAAP earnings from operations of $9.5 million compared to $8.4 million in Q3 2014

•	Adjusted EBITDA of $12.1 million compared to $11.8 million in Q3 2014

•	Non-GAAP diluted EPS of $0.23 compared to $0.24 in Q3 2014

VANCOUVER, BRITISH COLUMBIA - November 5, 2015 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its third quarter, ending September 30, 2015. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“We delivered solid year-over-year growth in revenue and operating profit in the third quarter of 2015,” said Jason Cohenour, President and Chief Executive Officer. “While our Q3 results were solid, revenue was slightly below our expectations, as demand for 4G enabled enterprise notebooks encountered temporary headwinds as the industry transitions to a new processor platform.  We see the mobile computing segment moving back to normalized demand levels in the coming months. All of our other segments and lines of business performed as expected, and we delivered exceptional design win results.  In addition, we closed the acquisition of MobiquiThings, significantly bolstering our Cloud and Connectivity offering, customer base and services team.”

Revenue for the third quarter of 2015 was $154.6 million, an increase of 7.9% compared to $143.3 million in the third quarter of 2014. Revenue from OEM Solutions was $130.7 million in the third quarter of 2015, up 5.1% compared to $124.3 million in the third quarter of 2014. Revenue from Enterprise Solutions was $23.9 million in the third quarter of 2015, up 26.3% compared to $19.0 million in the third quarter of 2014.

GAAP RESULTS

•	Gross margin was $49.0 million, or 31.7% of revenue, in the third quarter of 2015, compared to $47.1 million, or 32.8% of revenue, in the third quarter of 2014.

•
Operating expenses were $44.8 million and earnings from operations were $4.2 million in the third quarter of 2015, compared to operating expenses of $44.1 million and earnings from operations of $2.9 million in the third quarter of 2014.

•	Net earnings were $3.3 million, or $0.10 per diluted share, in the third quarter of 2015, compared to a net loss of $2.9 million, or $0.09 per diluted share, in the third quarter of 2014.

NON-GAAP RESULTS

•	Gross margin was 31.8% in the third quarter of 2015, compared to 32.9% in the third quarter of 2014.

•
Operating expenses were $39.7 million and earnings from operations were $9.5 million in the third quarter of 2015, compared to operating expenses of $38.8 million and earnings from operations of $8.4 million in the third quarter of 2014.

•
Net earnings were $7.4 million, or $0.23 per diluted share, in the third quarter of 2015, compared to net earnings of $7.7 million, or $0.24 per diluted share, in the third quarter of 2014. The non-GAAP tax rate in the third quarter of 2015 was 21.8%.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $12.1 million in the third quarter of 2015, compared to $11.8 million in the third quarter of 2014.

Cash and cash equivalents at the end of the third quarter of 2015 were $88.4 million, representing a decrease of $8.1 million, compared to the end of the second quarter of 2015. The decrease was primarily due to the net payment of $14.9 million for the purchase of MobiquiThings SAS, and $3.6 million for capital expenditures, partially offset by $10.4 million generated from operations in the quarter.

We disclose non-GAAP financial measures as we believe they provide useful information on actual operating results and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP results exclude the impact of stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, acquisition amortization, impairment, foreign exchange gains or losses on translation of balance sheet accounts, and certain tax adjustments.

Adjusted EBITDA as defined equates to earnings (loss) from operations plus stock-based compensation expense and related social taxes, acquisition costs, restructuring costs, integration costs, impairment, and amortization. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial Guidance
In the fourth quarter of 2015, compared to the third quarter of 2015, we expect revenue to be down slightly, primarily reflecting a short term situation with an Automotive customer. We expect gross margin percentage to be slightly lower, resulting from a higher cost end of life component used in some of our legacy OEM products; and operating expenses to increase slightly, driven by targeted investment in Sales and R&D. This results in the following non-GAAP guidance for the fourth quarter of 2015:

Q4 2015 Guidance	Consolidated Non-GAAP

Revenue	$148.0 to $151.0 million
Earnings from operations	$4.0 to $5.0 million
Net earnings	$3.0 to $3.7 million
Earnings per share	$0.09 to $0.11 per share
This non-GAAP guidance for the fourth quarter of 2015 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, November 5, 2015, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 27041795

To access the webcast, please follow the link below:
Sierra Wireless Q3 Conference Call and Webcast
The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the fourth quarter of 2015 and our fiscal year 2015, our business outlook for the short and longer term and statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and longer term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to "win" new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established service providers or from those with greater resources;

•	higher than anticipated costs; disruption of, and demands on, our ongoing business; and diversion of management’s time and attention in connection with acquisitions or divestitures;

•	we may experience difficulty responding to changing technology, industry standards and customer requirements;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	we may be found to infringe on intellectual property rights of others;

•	we may be unable to enforce our intellectual property rights;

•	our ability to attract or retain key personnel;

•	risks related to contractual disputes with counterparties;

•	our financial results are subject to fluctuation;

•	difficult or uncertain global economic conditions;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on a limited number of third party manufacturers;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	we are subject to governmental regulation;

•	the transmission, use and disclosure of user data and personal information could give rise to liability or additional costs;

•	we may not be able to obtain necessary rights to use software or components supplied by third parties; and

•	we have operations outside of North America and therefore are subject to risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenue	$154,581	$143,270	$462,952	$399,445
Cost of goods sold	105,572	96,215	314,160	270,472
Gross margin	49,009	47,055	148,792	128,973

Expenses
Sales and marketing	13,856	12,633	39,829	37,794
Research and development	17,987	19,887	55,481	59,925
Administration	9,416	9,006	30,928	28,019
Restructuring	39	71	750	1,058
Acquisition and integration	443	356	2,561	1,397
Impairment	—	—	—	3,756
Amortization	3,066	2,159	8,455	7,017
	44,807	44,112	138,004	138,966
Earnings (loss) from operations	4,202	2,943	10,788	(9,993)
Foreign exchange loss	(102)	(8,039)	(10,445)	(8,538)
Other income	13	317	131	608
Earnings (loss) before income taxes	4,113	(4,779)	474	(17,923)
Income tax expense (recovery)	827	(1,875)	2,765	(2,771)
Net earnings (loss)	$3,286	$(2,904)	$(2,291)	$(15,152)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(1,240)	383	(190)	339
Comprehensive earnings (loss)	$2,046	$(2,521)	$(2,481)	$(14,813)
Net earnings (loss) per share (in dollars)
Basic	$0.10	$(0.09)	$(0.07)	$(0.48)
Diluted	0.10	(0.09)	(0.07)	(0.48)
Weighted average number of shares outstanding (in thousands)
Basic	32,231	31,582	32,119	31,429
Diluted	32,823	31,582	32,119	31,429

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)
(unaudited)

	September 30, 2015	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$88,369	$207,062
Accounts receivable, net of allowance for doubtful accounts of $2,906 (December 31, 2014 - $2,275)	120,938	106,799
Inventories	37,508	17,445
Deferred income taxes	4,776	4,779
Prepaids and other	9,947	7,826
	261,538	343,911
Property and equipment	25,579	20,717
Intangible assets	82,613	37,893
Goodwill	162,585	103,966
Deferred income taxes	3,560	3,898
Other assets	8,895	4,979
	$544,770	$515,364

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$132,156	$128,196
Deferred revenue and credits	4,231	3,245
	136,387	131,441
Long-term obligations	39,614	26,608
Deferred income taxes	6,429	453
	182,430	158,502
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 32,262,768 shares (December 31, 2014 - 31,868,541 shares)	345,523	339,640
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 3,123 shares (December 31, 2014 – 342,645 shares)	(94)	(6,236)
Additional paid-in capital	22,843	26,909
Retained earnings	223	2,514
Accumulated other comprehensive loss	(6,155)	(5,965)
	362,340	356,862
	$544,770	$515,364

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)
(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$3,286	$(2,904)	$(2,291)	$(15,152)
Items not requiring (providing) cash
Amortization	4,869	6,009	14,452	18,429
Stock-based compensation	2,539	2,395	7,273	6,972
Deferred income taxes	—	(2,373)	—	592
Loss (gain) on disposal of property and equipment	8	(15)	85	7
Impairment	—	—	—	3,756
Unrealized foreign exchange loss	—	4,837	6,219	5,436
Other	(59)	(231)	(104)	(486)
Changes in non-cash working capital
Accounts receivable	8,407	(4,624)	(12,438)	(6,833)
Inventories	(11,294)	(552)	(20,530)	(1,711)
Prepaid expenses and other	1,521	14,501	(5,667)	22,948
Accounts payable and accrued liabilities	1,294	11,533	13,677	3,471
Deferred revenue and credits	(127)	307	756	(75)
Cash flows provided by operating activities	10,444	28,883	1,432	37,354
Investing activities
Additions to property and equipment	(3,397)	(1,983)	(9,214)	(5,625)
Proceeds from sale of property and equipment	5	25	5	62
Increase in intangible assets	(242)	(288)	(829)	(1,373)
Net proceeds from sale of AirCard business	—	—	—	13,800
Acquisition of In Motion Technology, net of cash acquired	—	(1,397)	—	(23,853)
Acquisition of Wireless Maingate AB, net of cash acquired	—	—	(88,449)	—
Acquisition of Accel Networks LLC	—	—	(9,250)	—
Acquisition of MobiquiThings SAS, net of cash acquired	(14,881)	—	(14,881)	—
Net change in short-term investments	—	—	—	2,470
Increase in other assets	—	(264)	—	(3,554)
Cash flows used in investing activities	(18,515)	(3,907)	(122,618)	(18,073)
Financing activities
Issuance of common shares	532	1,392	3,257	4,764
Purchase of treasury shares for RSU distribution	(134)	—	(2,587)	(5,955)
Taxes paid related to net settlement of equity awards	(63)	(225)	(2,257)	(899)
Excess tax benefits from equity awards	93	—	2,273	—
Decrease in other long-term obligations	(28)	(46)	(172)	(317)
Cash flows provided by (used in) financing activities	400	1,121	514	(2,407)
Effect of foreign exchange rate changes on cash and cash equivalents	(434)	1,571	1,979	1,796
Cash and cash equivalents, increase (decrease) in the period	(8,105)	27,668	(118,693)	18,670
Cash and cash equivalents, beginning of period	96,474	168,418	207,062	177,416
Cash and cash equivalents, end of period	$88,369	$196,086	$88,369	$196,086

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)	2015			2014
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Gross margin - GAAP	$49,009	$50,947	$48,836	$178,979	$50,006	$47,055	$43,321	$38,597
Stock-based compensation and related social taxes	146	147	248	555	131	134	130	160
Gross margin - Non-GAAP	$49,155	$51,094	$49,084	$179,534	$50,137	$47,189	$43,451	$38,757

Earnings (loss) from operations - GAAP	$4,202	$4,112	$2,474	$(6,594)	$3,399	$2,943	$(6,264)	$(6,672)
Stock-based compensation and related social taxes	2,557	2,858	2,600	10,464	2,432	2,402	2,326	3,304
Acquisition and integration	443	1,015	1,103	2,670	1,273	356	71	970
Restructuring	39	711	—	1,598	540	71	987	—
Impairment	—	—	—	3,756	—	—	3,756	—
Acquisition related amortization	2,234	2,029	2,669	10,900	2,389	2,609	2,784	3,118
Earnings from operations - Non-GAAP	$9,475	$10,725	$8,846	$22,794	$10,033	$8,381	$3,660	$720
Amortization (excluding acquisition related amortization)	2,635	2,423	2,462	12,617	2,699	3,400	3,153	3,365
Adjusted EBITDA	$12,110	$13,148	$11,308	$35,411	$12,732	$11,781	$6,813	$4,085

Net earnings (loss) - GAAP	$3,286	$4,076	$(9,653)	$(16,853)	$(1,701)	$(2,904)	$(8,243)	$(4,005)
Stock-based compensation and related social taxes, restructuring, impairment, acquisition, integration, and acquisition related amortization, net of tax	5,232	6,443	6,372	29,337	6,618	5,414	9,916	7,389
Foreign exchange loss (gain)	(51)	(1,581)	11,835	12,285	3,798	7,953	916	(382)
Income tax adjustments	(1,048)	(301)	(1,372)	(4,921)	378	(2,781)	1	(2,519)
Net earnings - Non-GAAP	$7,419	$8,637	$7,182	$19,848	$9,093	$7,682	$2,590	$483

Diluted net earnings (loss) per share
GAAP - (in dollars)	$0.10	$0.12	$(0.30)	$(0.53)	$(0.05)	$(0.09)	$(0.26)	$(0.13)
Non-GAAP - (in dollars)	$0.23	$0.26	$0.22	$0.63	$0.29	$0.24	$0.08	$0.02

Q3 2015 RECONCILIATION OF GAAP AND NON-GAAP RESULTS

		Acquisition Related Amortization	Acquisition, Integration & Restructuring	Stock-based Compensation & Related Social Taxes	Foreign Exchange Loss	Tax Adjustments
(In thousands of U.S. dollars, except where otherwise stated)	GAAP						Non GAAP
	Q3 2015						Q3 2015

Revenue	154,581						154,581
Cost of goods sold	105,572			146			105,426
Gross margin	49,009	—	—	(146)	—	—	49,155
GM%	31.7%						31.8%

Sales and marketing	13,856			733			13,123
Research and development	17,987	130		386			17,471
Administration	9,416			1,292			8,124
Acquisition and integration	443		443				—
Restructuring	39		39				—
Amortization	3,066	2,104					962
Total operating expenses	44,807	2,234	482	2,411	—	—	39,680

Earnings from operations	4,202	(2,234)	(482)	(2,557)	—	—	9,475

Foreign exchange loss	(102)				(102)		—
Other income	13						13
Total other income (expense)	(89)	—	—	—	(102)	—	13

Earnings before income taxes	4,113	(2,234)	(482)	(2,557)	(102)	—	9,488

Income tax expense	827		(41)		(153)	(1,048)	2,069

Net earnings	3,286	(2,234)	(441)	(2,557)	51	1,048	7,419

Diluted earnings per share	0.10						0.23

Weighted average diluted shares	32,823						32,823

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2015			2014
	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
OEM Solutions
Revenue	$130,653	$138,133	$133,040	$476,650	$129,580	$124,329	$116,579	$106,162
Cost of goods sold	93,213	97,142	93,079	336,133	90,136	87,453	82,910	75,634
Gross margin	$37,440	$40,991	$39,961	$140,517	$39,444	$36,876	$33,669	$30,528
Gross margin %	28.7%	29.7%	30.0%	29.5%	30.4%	29.7%	28.9%	28.8%

Enterprise Solutions
Revenue	$23,928	$19,832	$17,366	$71,873	$19,498	$18,941	$18,433	$15,001
Cost of goods sold	12,359	9,876	8,491	33,411	8,936	8,762	8,781	6,932
Gross margin	$11,569	$9,956	$8,875	$38,462	$10,562	$10,179	$9,652	$8,069
Gross margin %	48.3%	50.2%	51.1%	53.5%	54.2%	53.7%	52.4%	53.8%